December 18, 2009

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Patrick Gilmore

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 10, 2009
File No. 001-13317

Dear Mr. Gilmore:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2009 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Dot Hill Systems Corp. (the “Company”) filed with the Commission on March 10, 2009. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements for the Years Ended December 31, 2006, 2007 and 2008

Note 1. Background and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.	We note the discussion on page 14 which addresses certain steps you have taken to “better align [y]our service and support structure with [y]our indirect sales model,” which includes providing higher levels of support for a fee through your professional services offering. Please elaborate on the nature of services provided and clarify how they are accounted for.

The Company acknowledges the Staff’s comment and respectfully submits that its support services primarily consist of “out of warranty repairs” and “higher level support services which are offered to customers when the product warranty expires.” After the product is purchased our contract manufacturers covers warranty costs ranging from 13 to 37 months. When the initial product warranty covered by our contract manufacturers expires we offer our “out of warranty repairs” and “higher level support services.” The Company’s “out of warranty repairs” primarily consist of product repair services performed by contract manufacturers for those customers that allowed their original product warranty to expire without purchasing one of our higher level support service plans. Revenue and related costs of goods sold from these services are recognized in the period these services are provided and represent the majority of service revenue. In future filings with the Commission we will clarify our accounting policy for “out of warranty repairs” to indicate that we provide out of warranty repairs and recognize the revenue and related cost of sales in the period these services are provided.

The Company’s “high level support services” primarily consist of help desk services, on-site labor services and parts access. These services are offered to customers at various levels on a contract basis that is generally between 12 and 36 months. We have addressed the accounting for the Company’s “higher level support services” in Note 1 to the 2008 Form 10-K:

“Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally 12 to 36 months.”

Note 4. Inventories, page F-14

2.	You disclose that inventories for the periods presented are net of an allowance for excess and obsolete inventory. Please note that the concept of an inventory reserve or allowance is inconsistent with the guidance in Chapter 4 of ARB 43 and SAB Topic 5BB. Please clarify how your accounting method establishes a new cost basis for your inventory and describe your accounting for sales of specifically reserved inventory in further detail, including your accounting for the inventory allowances as these sales occur.

The Company acknowledges the Staff’s comment and respectfully submits that its accounting method for inventory reserves is in accordance with the guidance in Chapter 4 of ARB 43 and SAB Topic 5BB. The Company establishes a reserve to value inventory at the lower of cost or market, due to the existence of excess quantities, physical obsolescence, changes in pricing, damage, or other causes. When the Company records a reserve, a new cost basis is established for the inventory. When we sell or dispose of reserved inventory the new cost basis is charged to cost of sales. In future filings with the Commission we will clarify our accounting policy to indicate that any write downs to inventory due to the existence of excess quantities, physical obsolescence, changes in pricing, damage, or other causes establish a new cost basis for the inventory.

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on April 30, 2009)

Market Benchmarks and Other Considerations, page 38

3.	You state that you used the executive compensation data gathered from certain groups in the Radford High Tech Total Compensation Executive Survey to benchmark elements of your executive compensation. Please tell us whether the groups of companies that you list on page 38 can be readily determined from a published Radford High Tech Total Compensation Executive Survey. Tell us whether you believe that you have provided sufficient information to enable investors to determine the companies that you used for benchmarking purposes in setting compensation.

The Company acknowledges the Staff’s comment and respectfully submits that the following groups of companies listed on page 38 can be readily determined from the published Radford High Tech Total Compensation Executive Survey (the “Radford Survey”):

•	all technology companies with revenues between $200 and $499.9 million;

•	software and technology companies with revenues between $200 million and $1 billion; and

•	chief executive officer and chief financial officer compensation for Southern California and Colorado companies.

An investor can clearly identify the specific companies included in the above groups by cross referencing the above information with the Radford Survey. The remaining group of companies listed on page 38 includes eight of the Company’s publicly-traded competitors in the software, computer and peripheral industries that had a median annual revenue of $484.7 million. The companies comprising this last group included Adaptec, Inc., Brocade Communications Systems, Inc., Emulex Corporation, Iomega Corporation, Overland Storage, Inc., QLogic Corporation, Quantum Corporation and Rackable Systems, Inc. While this particular group of companies is not as readily ascertainable from the information provided as the other three listed groups, the Company believes an investor could review the publicly-traded competitors of the Company in the identified industries, as well as associated annual revenues, and substantially identify these eight companies. Therefore, the Company respectfully submits that it believes that the information provided, in the aggregate, allows investors to substantially determine the companies used for its benchmarking purposes.

Summary Compensation Table, page 45

4.	We note that no cash bonuses were paid for fiscal 2008 performance but the summary compensation table indicates that Phillip A. Davis received a bonus of $30,000 in 2008. Please advise. Also tell us whether Mr. Davis received any compensation in connection with his termination of employment in June 2008 pursuant to his change of control agreement or otherwise. Please indicate the nature of the $92,071 of compensation reported in the “all other compensation” column. See Instruction 3 to Item 402(c)(2)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that the cash bonus of $30,000 received by Phillip A. Davis in 2008 was a discretionary bonus. As noted by the Staff and described in the Compensation Discussion and Analysis under the section “Components of Executive Compensation Program – Annual Performance-Based Bonus,” no annual performance-based bonuses were paid out for fiscal 2008 under the Company’s executive compensation plan. The $30,000 cash bonus Mr. Davis received was not an annual performance-based bonus under the executive compensation plan, but instead was an entirely discretionary bonus approved by the Company’s Compensation Committee, independent of the executive compensation plan, in recognition of Mr. Davis’ contributions to the Company. As such, the Company disclosed Mr. Davis’ bonus as discretionary in footnote 2 to the Summary Compensation Table (“Amounts listed in this column represent guaranteed and discretionary bonuses earned during the fiscal year ended December 31, 2006 and 2008, respectively.”), and included it in the “Bonus” column of the Summary Compensation Table, rather than the “Non-Equity Incentive Plan Compensation” column.

In addition, the Company respectfully submits that Mr. Davis did not receive any compensation in connection with his termination of employment in June 2008, other than $15,240 for accrued vacation, as disclosed in footnote 6 to the Summary Compensation Table (“All Other Compensation for Mr. Davis for fiscal 2008 consisted of $80,903 in commissions on revenue and $15,240 in accrued vacation paid upon termination of employment.”).

Finally, the Company respectfully submits that the $92,071 of compensation reported for fiscal 2007 in the “All Other Compensation” column of the Summary Compensation Table consisted of commissions on revenue, as disclosed in footnote 6 to the Summary Compensation Table (“All Other Compensation for Mr. Davis for fiscal 2006 and 2007 consisted of commissions on revenue.”).

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (303) 845-3226.

Sincerely,

Dot Hill Systems Corp.

/s/ Dana W. Kammersgard
Dana W. Kammersgard
Chief Executive Officer, President and Director

cc:	Jennifer Fugario, Securities and Exchange Commission
Jan Woo, Securities and Exchange Commission
Mark P. Shuman, Securities and Exchange Commission
Hanif I. Jamal, Dot Hill Systems Corp.
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP

Dot Hill Systems Corp. — 2200 Faraday Ave, Suite 100 — Carlsbad, California 92008

P: 760.931.5500/800.872.2783 — F: 760.931.5527 — E: sales@dothill.com

www.dothill.com